Exhibit 99.5
NICE Recognized as Best Digital Transformation Partner Company
by 2024 Global Banking & Finance Review Awards

The award acknowledges NICE’s digital leadership in support of contact centers and their agents across North America, Asia Pacific, Europe, and Latin America

Hoboken, N.J., March 20, 2024 – NICE (Nasdaq: NICE) has announced that Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has named the company as “Best Digital Transformation Partner Company,” across four major geographic regions, including North America, Asia Pacific, Europe, and Latin America, highlighting its strength and leadership in its 2024 Global Banking & Finance Review awards competition. This is NICE’s second consecutive win in this award category.

NICE’s Digital Transformation approach to empowering contact centers and their agents integrates AI-infused digital systems, customer experience platforms, applications, and infrastructure for a more cohesive and personal digital customer journey. NICE’s successful digital transformation strategies include its purpose-built Enlighten AI for CX solutions customer journey, offering tools and applications which deliver seamless CX by meeting customers on any touchpoint, any time, regardless of where they are in their journey. NICE has a comprehensive approach that addresses digital entry points, journey orchestration, smart self-service, prepared agents and a complete performance suite, all embedded with purpose-built CX Analytics, AI, and domain expertise.

“Our digital-first strategy isn’t just about our industry-leading applications of artificial intelligence and a flexible cloud environment; the end game is to fully empower contact center agents so that they provide better personalized experiences to customers,” said Barry Cooper, President, CX Division, NICE. “The digital transformation of customer service has taken many forms as businesses have infused digital technologies into their customer service models. This has elevated the customer experience, contact center operations, and the nature of agents’ jobs.”

Explains Wanda Rich, Editor, Global Banking & Finance Review, “Empowering contact centers and their agents with advanced solutions such as NICE Enlighten AI for CX is one of NICE’s many strengths as a digital transformation partner. As an integral part of managing business challenges, NICE is known for its dedication to innovation by unifying its exceptional cloud platform, workforce engagement management approach, and solutions that transform the customer journey. Our judges continue to be impressed by NICE’s performance in digital transformation and artificial intelligence applications.”

Another essential element distinguishing NICE’s success in digital transformation is its holistic approach, which unifies its cloud platform as the backbone of its digital tools. With a unified platform, NICE’s advanced AI tools utilize all data across the CX ecosystem - including native and 3rd-party applications. This structure enables self-service/digital experiences, assists agents and supervisors, and allows a seamless interface with unstructured data.

•	To read more on NICE’s digital customer service and contact center experiences, please click here.
•	To read about NICE Enlighten AI for CX, please click here.
•	To view “The Room Where It Happened” video series, which highlights NICE’s innovation in AI, cloud and digital CX technologies, please click here.

About Global Banking & Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.